[LINCOLN FINANCIAL GROUP LETTERHEAD]

Charles A. Brawley, III
Vice President & Assistant General Counsel

Lincoln National Corporation
Centre Square - West Tower
1500 Market Street, Suite 3900
Philadelphia, PA 19102-2112
direct 215.448.1475
fax 215.448.3215
cbrawley@lfg.com

April 6, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20459

Re: Lincoln National Corporation (File No. 1-6028) - Application for Withdrawal

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, Lincoln National Corporation hereby makes an application to withdraw its Registration Statement on Form S-3 (Registration No. 333-133042) filed on April 6, 2006. Lincoln desires to withdraw the Registration Statement because Lincoln meets the requirements of a “well-known seasoned issuer” under Rule 405 of the Securities Act of 1933. The Registration Statement was not coded as an S-3ASR. Lincoln will file a new Registration Statement coded S-3ASR. No securities were sold in the proposed offering.

Lincoln respectively requests that the Commission issue an order granting a withdrawal of the Registration Statement as soon as practicable.

If you have any questions about this application for withdrawal, please contact Charles A. Brawley, III at 215.448.1475.

Very truly yours,

Lincoln National Corporation

By: /s/ Charles A. Brawley, III
Vice President and Assistant General Counsel